FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [x]      Merger
         [ ]      Liquidation
         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: AmSouth Funds

3.       Securities and Exchange Commission File No.: 811-05551

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [x]      Initial Application       [  ]     Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         3435 Stelzer Road, Columbus, Ohio 43219

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Clifford J. Alexander, Esq.                        Kathy Kresch Ingber, Esq.
    Kirkpatrick & Lockhart Nicholson Graham LLP        Kirkpatrick & Lockhart
    1601 K Street, N.W.                                Nicholson Graham LLP
    Washington, D.C. 20006                             1601 K Street, N.W.
    (202) 778-9068                                     Washington, D.C. 20006
                                                       (202) 778-9015

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         AmSouth Asset Management Inc. - 1900 Fifth Avenue North, Birmingham, Alabama 35203

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

                  [x]      Management company;
                  [ ]      Unit investment trust; or
                  [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [x]      Open-end         [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

         Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Investment Advisers:
         --------------------

              AmSouth Asset Management Inc. - 1900 Fifth Avenue North, Suite 620, Birmingham, Alabama 35203

              AmSouth Investment Management Company, LLC - 1900 Fifth Avenue North, Suite 620, Birmingham, Alabama 35203

              AmSouth  Bank  -  AmSouth   Center,   1900  Fifth  Avenue   North,
              Birmingham, Alabama 35203

         Investment Sub-Advisers:
         ------------------------

              Five Points Capital Investment Advisors - 1900 Fifth Avenue North, Suite 620, Birmingham, Alabama 35203

              Sawgrass Asset Management, LLC - 1579 The Greens Way, Jacksonville Beach, FL 32250

              OakBrook Investments, LLC - 701 Warrenville Road, Suite 335, Lisle, IL 60532

              Dimensional Fund Advisors Inc. - 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401,

              Peachtree Asset Management - 303 Peachtree Street, N.E., Atlanta, GA 30308

              Lazard Asset Management - 30 Rockefeller Plaza, New York, New York 10112-6300,

              Bennett Lawrence Management - LLC, located at 757 Third Avenue, New York, New York 10017

              Rockhaven Asset Management - LLC, 100 First Avenue, Suite 1050, Pittsburgh, PA 15222

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         BISYS Fund Services
         3435 Stelzer Road
         Columbus, OH 43219-3035

13.      If the fund is a unit investment trust ("UIT") provide:
         Not Applicable.

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

                  [  ]  Yes         [x]  No

                  If Yes, for each UIT state: Name, File Numbers, and Business Address.

                           Not Applicable.

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes          [  ]  No

                  If Yes, state the date on which the board vote took place:
                           June 23, 2005
                           June 27, 2005
                           August 3, 2005

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes [  ]  No

                  If Yes, state the date on which the shareholder vote took place:

                           September 22, 2005

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [x]  Yes [  ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  September 23, 2005

         (b)      Were the distributions made on the basis of net assets?

                  [x]  Yes [  ]  No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [x]  Yes [  ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?

                  [  ]  Yes         [x]  No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                  Not Applicable

17.      Closed-end funds only:  Not Applicable
         Has the fund issued senior securities?


                  [  ]  Yes         [  ]  No

         If Yes, describe the method of calculating payments to senior security holders and distributions to shareholders: Not Applicable.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

                  [x]  Yes [  ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?
         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]  Yes         [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                  [  ]  Yes         [x]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
         (b)      Why has the fund retained the remaining assets?
         (c)      Will the remaining assets be invested in securities?

                  [  ]  Yes         [  ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ]  Yes         [x]  No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:
         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:
                  (i)      Legal expenses:                          $ 1,226,888
                                                                    -----------
                  (ii)     Accounting expenses:                     $    50,000
                                                                    -----------
                  (iii)    Other expenses (filing fees
                           and related expenses):                   $ 4,233,468
                                                                    -----------
                  (iv)     Total expenses (sum of lines (i)-(iii)
                           above):                                  $ 5,550,356
                                                                    -----------
         (b)      How were those expenses allocated?

         Pioneer Investment Management, Inc. and AmSouth Bancorporation paid all costs of preparing and printing the AmSouth Funds' proxy statements and the solicitation costs incurred by the AmSouth Funds in connection with the reorganizations. AmSouth Asset Management, Inc. or an affiliate paid all other costs and expenses of the AmSouth Funds in connection with the reorganizations.

         (c)      Who paid those expenses?

         Pioneer Investment Management, Inc. and AmSouth Bancorporation paid all costs of preparing and printing the AmSouth Funds' proxy statements and the solicitation costs incurred by the AmSouth Funds in connection with the reorganizations. AmSouth Asset Management, Inc. or an affiliate paid all other costs and expenses of the AmSouth Funds in connection with the reorganizations.

         (d)      How did the fund pay for unamortized expenses (if any)?

         None

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ]  Yes         [x]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [  ]  Yes         [x]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ]  Yes         [x]  No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a) State the name of the fund surviving the Merger:

     AMSOUTH FUND                            SURVIVING FUNDS

     --------------------------------------------------------------------------
     AmSouth Capital Growth Fund             Pioneer Oak Ridge Large Cap Growth
                                             Fund

     ---------------------------------------------------------------------------
     AmSouth Large Cap Fund                  Pioneer Oak Ridge Large Cap Growth
                                             Fund

     ---------------------------------------------------------------------------
     AmSouth Enhanced Market Fund            Pioneer Fund

     ---------------------------------------------------------------------------
     AmSouth Value Fund                      Pioneer Value Fund

     ---------------------------------------------------------------------------
     AmSouth Mid Cap Fund                    Pioneer Mid Cap Value Fund

     ---------------------------------------------------------------------------
     AmSouth Small Cap Fund                  Pioneer Growth Opportunities Fund

     ---------------------------------------------------------------------------
     AmSouth International Equity Fund       Pioneer International Core Equity
                                             Fund

     ---------------------------------------------------------------------------
     AmSouth Select Equity Fund              Pioneer Focused Equity Fund

     ---------------------------------------------------------------------------
     AmSouth Balanced Fund                   Pioneer Classic Balanced Fund

     ---------------------------------------------------------------------------
     AmSouth Strategic Portfolios:           Pioneer Ibbotson Aggressive
     Aggressive Growth Portfolio             Allocation Fund

     ---------------------------------------------------------------------------
     AmSouth Strategic Portfolios: Growth    Pioneer Ibbotson Growth
     Portfolio                               Allocation Fund

     ---------------------------------------------------------------------------
     AmSouth Strategic Portfolios: Growth    Pioneer Ibbotson Moderate
     and Income Portfolio                    Allocation Fund

     ---------------------------------------------------------------------------
     AmSouth Strategic Portfolios: Moderate  Pioneer Ibbotson Moderate
     Growth & Income Portfolio               Allocation Fund

     ---------------------------------------------------------------------------
     AmSouth High Quality Bond Fund          Pioneer Bond Fund

     ---------------------------------------------------------------------------
     AmSouth Florida Tax-Exempt Fund         Pioneer Florida Tax Free Income
                                             Fund

     ---------------------------------------------------------------------------
     AmSouth High Quality Municipal Bond     Pioneer Tax Free Income Fund
     Fund

     ---------------------------------------------------------------------------
     AmSouth Tennessee Tax-Exempt Fund       Pioneer Tax Free Income Fund

     ---------------------------------------------------------------------------
     AmSouth Government Income Fund          Pioneer Government Income Trust

     ---------------------------------------------------------------------------
     AmSouth Limited Term Bond Fund           Pioneer Short Term Income Fund

     ---------------------------------------------------------------------------
     AmSouth Treasury Reserve Money          Pioneer Treasury Reserves Fund
     Market Fund

     ---------------------------------------------------------------------------
     AmSouth Prime Money Market Fund         Pioneer Cash Reserves Fund

     ---------------------------------------------------------------------------
     AmSouth Tax-Exempt Money                Pioneer Tax Free Money Market Fund
     Market Fund

     ---------------------------------------------------------------------------
     AmSouth Institutional Prime             Pioneer Institutional Money Market
     Obligations Money Market Fund           Fund

     ---------------------------------------------------------------------------

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         811-01835         Pioneer Value Fund
         811-21558         Pioneer Short Term Income Fund
         811-05099         Pioneer Cash Reserves Fund
         811-01466         Pioneer Fund
         811-02864         Pioneer Bond Fund
         811-06106         Pioneer Mid Cap Value Fund
         811-21460         Pioneer Growth Opportunities Fund (a series of
                           Pioneer Series Trust II)
         811-21460         Pioneer Tax Free Money Market Fund (a series of
                           Pioneer Series Trust II)
         811-02704         Pioneer Tax Free Income Fund
         811-21425         Pioneer Oak Ridge Large Cap Growth Fund (a series of
                           Pioneer Series Trust I)
         811-21781         Pioneer Florida Tax Free Income Fund (a series of
                           Pioneer Series Trust IV)
         811-21781         Pioneer Institutional Money Market Fund (a series of
                           Pioneer Series Trust IV)
         811-21781         Pioneer Classic Balanced Fund (a series of Pioneer
                           Series Trust IV)
         811-21781         Pioneer International Core Equity Fund (a series of
                           Pioneer Series Trust IV)
         811-21781         Pioneer Focused Equity Fund (a series of Pioneer
                           Series Trust IV)
         811-21781         Pioneer Government Income Fund (a series of Pioneer
                           Series Trust IV)
         811-21781         Pioneer Treasury Reserves Fund (a series of Pioneer
                           Series Trust IV)
         811-21569         Pioneer Ibbotson Aggressive Allocation Fund (a
                           series of Pioneer Ibbotson Asset Allocation Series)
         811-21569         Pioneer Ibbotson Growth Allocation Fund (a series of
                           Pioneer Ibbotson Asset Allocation Series)
         811-21569         Pioneer Ibbotson Moderate Allocation Fund (a series
                           of Pioneer Ibbotson Asset Allocation Series)

         (c) If the merger or reorganization agreement has been filed with the Commission, state the number(s), form type used, and date the agreement was filed:

         The Agreements and Plans of Reorganization were filed as exhibits to each of the following N-14 filings made with the Securities and Exchange Commision on September 27, 2005:

                  File Number: 811-01835    Pioneer Value Fund
                  File Number: 811-21558    Pioneer Short Term Income Fund
                  File Number: 811-05099    Pioneer Cash Reserves Fund
                  File Number: 811-01466    Pioneer Fund
                  File Number: 811-02864    Pioneer Bond Fund
                  File Number: 811-06106    Pioneer Mid Cap Value Fund
                  File Number: 811-21460    Pioneer Series Trust II
                  File Number: 811-02704    Pioneer Tax Free Income Fund
                  File Number: 811-21425    Pioneer Series Trust I
                  File Number: 811-21781    Pioneer Series Trust IV
                  File Number: 811-21569    Pioneer Ibbotson Asset Allocation
                                            Series

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AmSouth Funds, (ii) he is the President of AmSouth Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


Date: 8/10/06                                    /s/ Michael C. Daniel
                                                 -------------------------
                                                 Name: Michael C. Daniel
                                                 Title: President